

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 18, 2016

<u>Via E-mail</u>
Liu Xiangyao, Chief Executive Officer
Yangtze River Development Limited
183 Broadway, Suite 5
New York, NY 10007

> **Re: Yangtze River Development Limited**
> **Draft Registration Statement on Form S-1**
> **Filed February 18, 2016**
> **File No. 333-209579**

Dear Mr. Xiangyao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that the company's business is primarily that of acquiring and holding for investment real estate. Please file your next amendment on Form S-11 as required by General Instruction A to Form S-11 and provide the disclosure required by the form.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section "Logistics Center Highlights" starting on page 28. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process

3.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

a) How do you evaluate and assess internal control over financial reporting?

- o In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.
- o If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

b) How do you maintain your books and records and prepare your financial statements?

- o If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
- o If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

c) What is the background of the people involved in your financial reporting?

- o We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
  - what role he or she takes in preparing your financial statements;
  - what relevant education and ongoing training he or she has had relating to U.S. GAAP;
  - the nature of his or her contractual or other relationship to you;
  - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
  - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

- o If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:
  - the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

  o If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:
    - why you believe they are qualified to prepare your financial statements;
    - how many hours they spent last year performing these services for you; and
    - the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

  d) In regards to the individual you have identified as an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

4. On page 49, you indicate that this will be a firmly underwritten offering. However, on the cover page on the prospectus, you state that the offer will "remain open until the earlier of (i) a date mutually acceptable to us and our underwriter or (ii) ___, subject to extension upon agreement with the underwriter." Please revise your disclosure as appropriate to clarify whether this offering is firmly underwritten or whether it is a best-efforts offering. Please refer to Item 501(b)(8) of Regulation S-K. Please also revise your undertakings in Part II as appropriate. Please refer to Item 512 of Regulation S-K.

5. We note, on page 26, that you refer to selling shareholders. However, it does not appear that you are registering shares on behalf of selling shareholders. Please advise or revise your disclosure as appropriate to provide all required information, including, but not limited to, disclosure required by Item 507 of Regulation S-K.

6. We note the audit report included in your original Form 10-K filed on February 2, 2016 included an explanatory paragraph expressing doubt about the company's ability to continue as a going concern. Please explain to us the facts and circumstances that caused your auditor to revise his opinion.

Risk Factors, page 7

We face competition from other real estate developers, page 9

7.   We note your disclosure regarding the risk of over-supply in China. Please provide a separate risk factor and expand upon this risk and how it specifically applies to the company to the extent material.

Risks Related to our Offering ..., page 22

Neither Management nor the underwriters have performed due diligence …, page 23

8.   We note your disclosure that information prepared by you may be inaccurate. Further, we note your disclosure that information prepared by third parties may be inaccurate. These statements appear to disclaim the issuer's responsibility for information in the registration statement. As this does not appear to be consistent with the liability provisions of the Securities Act, please revise the disclosure to remove these disclaimers.

The controlling stockholders of Jasper Lake …, page 23

9.   We note that Mr. Liu Xiangyao exercises control over approximately 52.97% of your shares. Please add risk factor disclosure to clarify, if true, that he will exercise complete control over the company and have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself; (ii) employment decisions, including his own compensation arrangements, and (iii) whether to enter into material transactions with related parties.

Use of Proceeds, page 25

10.   Please revise to provide the disclosure required by Item 504 of Regulation S-K.

Description of Business, page 27

11.   We note your reference on page 9 regarding your operating companies, including Wuhan Newport. Please ensure that you provide a description of the operations of all of your material operating companies and revise your organization chart on page 31 as appropriate.

Sales and Marketing, page 33

12.   We note that you have entered into a Memorandum of Understanding with CMST-Hankou. Please file this agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe it is not required to be filed. Please ensure you file all required exhibits, including, but not limited to, the employment agreements referenced on page 61.

Liquidity and Capital Resources, pages 47 – 48

13.   Reference is made to risk factor disclosures regarding restrictions on the PRC subsidiary's ability to distribute profits due to the maintenance of certain statutory reserves under PRC laws.   Please clarify whether restricted net assets of the PRC subsidiary represent a significant portion of consolidated net assets as of the most recently completed fiscal year end.   To the extent restricted net assets are significant, please revise to disclose the amount of restricted net assets and discuss the nature of those restrictions and the impact on your ability to pay interest and principal on debt or dividends.   Reference is generally made to Rule 303(a) of Regulation S-K and Instruction 5 of said paragraph.

Directors and Officers, page 53

14.   Please ensure that you provide at least five years of experience for each officer. For example only, it does not appear that you have provided five years of experience for Mr. Cheng. Please revise each of your biographical disclosures for each of your named executives to include the principal occupation and employment for the past five years, providing the month, year and title. Please refer to Item 401 of Regulation S-K.

15.   Please briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Note 2 – Summary Of Significant Accounting Policies

2.10 Real Estate Capitalization and Cost Allocation, page F-11

16.   Please expand your discussion of development capitalization expenditures to disclose the periods of capitalization including a discussion of when the capitalization period begins and ends.   Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification (ASC).

Note 11 – Gain On Disposal Of Subsidiaries, page F-16

17.   We note that the carrying amount of the net assets of Kirin Subsidiaries was $63,312,904 as of disposal date.   Please confirm that the carrying amount represents the stepped up value recognized and measured in accordance with the guidance outlined within Topic 805 of the ASC.   To the extent it does not please clarify your basis in GAAP for not stepping up the net assets of the Kirin Subsidiaries upon the share exchange transaction with Energetic Mind.   Your response should also quantify any differences between the carrying amount and the resulting amount if such carrying amounts were stepped up at the time of the share exchange transaction.   Reference is made to paragraph 805-40-45-2(b) of the ASC.

18.   We note you recognized a gain of $11,687,098 on the disposal of the Kirin Subsidiaries. We also note the outstanding convertible note due to Jasper Lake Holdings Limited (Jasper), which is 100% owned by your CEO, Mr. Liu Xiangyao who has sole vote and dispositive power was reduced to $75 million from $150 million because of this transaction. Jasper also beneficially owns 52.97% of your outstanding common stock. Although described as a sale to an entity controlled by a former officer, it appears the facts of the transaction are more akin to the extinguishment of debt with a related entity. Given the terms of the transaction, please clarify why you believe it is more appropriate to recognize a gain on your consolidated statement of operations versus treating the difference as a capital transaction resulting from an extinguishment between related entities. Reference is made to paragraph 470-50-40-2 of the ASC. Your response should outline the basis in GAAP and facts that support your accounting conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202)551-3468 or Robert Telewicz, Accounting Branch Chief, at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Gregg E. Jaclin, Esq. (*via e-mail*)